Exhibit 1.01

ABIOMED, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2019

This Conflict Minerals Report (the “Report”) of ABIOMED, Inc. (the “Company”) has been prepared as provided for in Rule 13p-1 and Form SD (the “Conflict Minerals Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2019 to December 31, 2019.

The Conflict Minerals Rule requires public companies to make certain disclosures if the products they manufacture or contract to manufacture contain “conflict minerals” that are “necessary to the functionality or production” of those products. As used herein and consistent with the Conflict Minerals Rule, “conflict minerals” refer to: (a) columbite-tantalite or coltan, the metal ore from which tantalum is extracted, (b) cassiterite, the metal ore from which tin is extracted, (c) wolframite, the metal ore from which tungsten is extracted, and (d) gold (commonly referred to collectively as “3TG”). Also as used herein and consistent with the Conflict Minerals Rule, the “Covered Countries” are the Democratic Republic of the Congo and its nine adjoining countries.

Description of the Company’s Products Covered by this Report

The Company’s products, which are referred to in this Report collectively as the “Covered Products,” are mechanical circulatory support devices used in the care of heart failure patients. The Company’s Covered Products are manufactured using integrated systems incorporating materials and assemblies provided by multiple suppliers.

As required by the Conflict Minerals Rule, the Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the 3TG minerals included in its products during the reporting period from January 1, 2019 to December 31, 2019 to determine whether any such minerals originated or may have originated in a Covered Country and were not from recycled or scrap sources. Where applicable, the Company conducted additional due diligence regarding the sources of the 3TG minerals. The results of the Company’s good faith RCOI regarding the 3TG minerals, as well as its additional due diligence regarding the sources of such minerals, are contained in this report. The Company’s Form SD and this report are publicly available at www.abiomed.com. The content on any web site referred to in this report is not incorporated by reference into this report unless expressly noted.

Description of Product Scoping, RCOI and Due Diligence Measures

The Company does not purchase 3TG minerals directly from mines, smelters or refiners, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of the 3TG minerals. The Company must therefore rely on its suppliers to provide information regarding the origin of the 3TG minerals that are included in the Covered Products. Accordingly, and consistent with the Organization for Economic Co-Operation and Development (“OECD”) Due Diligence for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (Third Edition), the Company conducted an inquiry into its supply chain to determine whether any of the 3TG minerals utilized in its Covered Products originated in the Covered Countries.

The review consisted of the following steps:

1.

The Company undertook an analysis of its bills of material of its products and an analysis of its suppliers to identify parts and subassemblies that it believes could contain one or more 3TG minerals, which may be used in certain electronic components or mechanical subassemblies.

2.

The Company sent letters of inquiry to 114 suppliers, including our main electronic subassembly supplier, asking for written certifications of any 3TG minerals used in the parts supplied and, if present, whether the country of origin for the 3TG minerals was a Covered Country. The responses provided and the Company’s bills of material review indicated that: 74% of these suppliers do not use 3TG minerals and 23% do use 3TG minerals, but have certified that the 3TG minerals did not originate in a Covered Country and 3% did use the 3TG minerals but the source is unknown or recycled. Based on independent research the company was able to determine that these 3% remaining suppliers have adopted policies promoting the use of non-Conflict region sources.

3.	The Company reviewed the website of its suppliers for any publicly available Conflict Minerals Report.

Despite our RCOI and due diligence measures, we do not have sufficient information to conclusively determine the countries of origin of the 3TG minerals contained in the parts, components or materials actually supplied to the Company. The Company intends to take steps to enhance its due diligence measures to try to further mitigate the risk that the 3TG minerals in Covered Products supported armed groups in the Covered Countries. These steps include, among others, continuing to engage with its suppliers, reminding them of the Company’s obligation under the Conflict Minerals Rule and the Company’s expectation that all covered suppliers cooperate with its diligence efforts.